

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

David Lancaster
Chief Financial Officer
Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, Texas 75240

  Re: Matador Resources Company
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 26, 2021
    File No. 001-35410

Dear Mr. Lancaster:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation